SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Catalyst Paper Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

14889B102
(CUSIP Number)
Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5800
Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON PN/IA

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D filed with the SEC on May 13, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on May 23, 2016 (“Amendment No. 1”), by Amendment No. 2 to the Original Schedule 13D, filed with the SEC on June 29, 2016 (“Amendment No. 2”), and by Amendment No. 3 to the Original Schedule 13D, filed with the SEC on July 20, 2016 (“Amendment No. 3,” and together with this Amendment No. 4, Amendment No. 1, Amendment No. 2, and the Original Schedule 13D, the “Schedule 13D”) with respect to the common shares, no par value per share (the “Shares”), of Catalyst Paper Corporation, a corporation formed under the laws of British Columbia, Canada (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 4, 6, and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons were advised that, on August 10, 2016, KGI and the Issuer entered into a Confidentiality Agreement pursuant to which certain due diligence materials relating to KGI’s expressed interest in acquiring the Issuer have been provided by the Issuer to KGI. In connection with these developments, on August 15, 2016, certain funds and entities managed or controlled by the Parties and KGI entered into an amendment (the “Second Amendment”), dated as of August 15, 2016, to the Support Agreement (as previously amended by the First Amendment to the Support Agreement, dated July 15, 2016), which Second Amendment amends certain terms set forth in the Support Agreement with respect to the proposed acquisition of the Issuer and the exchange of certain indebtedness of the Issuer, including amendments which provide for: (i) the extension of the deadline for achievement of certain material conditions to the transactions contemplated in the Support Agreement (including the following conditions: (A) the execution of the CPC Arrangement Agreement (as defined in the Support Agreement), (B) the initiation of the CBCA Proceedings (as defined in the Support Agreement), (C) the approval of the Interim Order (as defined in the Support Agreement), (D) the meeting of the holders of common shares of the Issuer, the holders of the Notes (as defined in the Support Agreement) issued by the Issuer and any other creditors entitled to vote on the plan of arrangement which is to be filed by the Issuer under the CBCA (as defined in the Support Agreement) for purposes of implementing the transactions contemplated in the Support Agreement, (E) the issuance of the Final Order (as defined in the Support Agreement) and (F) the occurrence of the Closing Date (as defined in the Support Agreement) and (ii) adding a covenant obligating KGI to update the Parties upon request with respect to progress in connection with the attainment of certain material conditions to the transactions contemplated in the Support Agreement. If consummated, the transactions contemplated by the Support Agreement, as amended, would have one or more of the effects specified in clauses (a) through (j) of Item 4. The transactions contemplated in the Support Agreement, as amended by the Second Amendment, are subject to a number of material conditions and there can be no assurance that the execution of the Support Agreement and the amendments thereto will result in the consummation of one or more transactions on the terms set forth in the Support Agreement, as amended, or at all. The Second Amendment is attached hereto as Exhibit 6. The description of the Second Amendment contained in this response to Item 4 is qualified in its entirety by reference to the terms of such Second Amendment, which are incorporated herein by reference.

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

6	Second Amendment to Support Agreement, dated as of August 15, 2016.

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 16, 2016

Cyrus Capital Partners, L.P.

By:	/s/ Jennifer Pulick
Name:	Jennifer Pulick
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim